July 31, 2008

Mr. Dieter King

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, DC 20549

RE:	RESPONSE TO COMMENT LETTER DATED JUNE 27, 2008 REGARDING FEDERATED INVESTORS, INC.’S INFORMATION STATEMENT AND ANNUAL REPORT ON FORM 10-K

Dear Mr. King:

This letter responds to the Securities and Exchange Commission’s comment letter dated June 27, 2008 relating to Federated Investors, Inc.’s Information Statement and Annual Report on Form 10-K. We appreciate the Commission’s review of our disclosure.

Set forth below are each of the comments made by the Commission in its letter to Federated, and Federated’s response:

ANNUAL REPORT ON FORM 10-K

Item 1. Business, page 3

1. In future filings, please note and explain the differences between the total managed assets data and the average managed assets data that you provide. In doing so, please focus on the significance of these differences to your investors.

Response: In future filings, Federated will add the following additional language to clarify the differences between total managed assets and average managed assets:

Total Managed Assets represent the balance of assets under management at a point in time.

By contrast, Average Managed Assets represent the average balance of assets under management during a period of time. Because substantially all revenue and certain components of Marketing and distribution expense are generally calculated daily based on assets under management, changes in average managed assets are typically a key indicator of changes in revenue earned and asset-based expenses incurred during the same period.

Item 9A. Controls and Procedures, page 15

2. In future filings, if you chose to recite the definition of “disclosure controls and procedures” in your response to the disclosure required by Item 307(a) of Regulation S-K, please indicate the entire definition of “disclosure controls and procedures” found in Rule 13a-15(e), including the second sentence of Rule 13a-15(e). In the alternative, if true, you may simply conclude that your disclosure controls and procedures are effective.

Response: In future filings, Federated will conclude that our disclosure controls and procedures are effective and remove the definition. Federated’s disclosure would read as follows:

Federated carried out an evaluation, under the supervision and with the participation of management, including Federated’s President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Federated’s disclosure controls and procedures as of December 31, 2007. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that Federated’s disclosure controls and procedures are effective.

INFORMATION STATEMENT

Board of Directors and Election of Directors, page 4

3. In future filings, please identify each director who is independent under applicable independence standards. In addition, to the extent such independence standards contain independence requirements for committees of the board of directors, please identify each director who is a member of the compensation committee who is not independent under such committee independence standards. Please see Item 407(a) of Regulation S-K.

Response:

In future filings, Federated will more clearly identify each director who is independent under applicable independence standards, and where applicable, identify any non-independent director who is a member of a committee that is subject to such independence standards.

In future filings, Federated proposes to include disclosure at the end of the listing of the director nominees (currently found on page 3) that would read:

“The Board has determined that Messrs. Farrell, Kelly and O’Connor are “Independent” as defined by the Corporate Governance Rules of the NYSE (“NYSE Rules”). In making this determination, the Board considered all relevant facts and circumstances. Other than serving as directors, Mr. Kelly and Mr. Farrell have no relationship with Federated. Mr. O’Connor has an immediate family member who was an employee of Federated during [relevant year], however in reviewing the circumstances, the Board took into consideration that the family member was not an executive officer and his position would not affect Mr. O’Connor’s status as an independent director under NYSE Rules.”

This disclosure will enable readers to know from the outset which directors are considered Independent. Federated would in turn shorten the current disclosure in the Audit Committee section on page 5 to avoid duplication. Federated would also correct the reference to Rule 16a-1(f) of the Exchange Act on page 7 under the section entitled “Nomination of Directors”. This reference should actually be to Rule 16b-3 of the Exchange Act.

Compensation Discussion and Analysis, page 9

Bonuses, page 10

4. In future filings, in addition to disclosing the performance goal for your annual incentive plan, please disclose your actual performance with respect to meeting the performance goal (e.g., for 2007, the dollar amount of your actual operating profits).

Response:

In future filings, Federated will include such a sentence following the sentence which describes the performance goal(s).

5. In future filings, please explain the relationship between the performance goal that the compensation committee establishes for the annual incentive plan and the other factors that the committee takes into consideration when deciding whether to make annual incentive plan awards, including whether to exercise discretion to increase or decrease compensation materially. For example, you may wish to address whether the achievement of the performance goal is a condition to the payment of any annual incentive plan awards but is not, by itself, sufficient for annual incentive plan awards to be earned.

Response:

In future filings, Federated will revise its disclosure appropriately. The revised disclosure will more fully describe the factors considered by the compensation committee when exercising its discretion to increase or decrease materially awards under the annual incentive plan. It will also note that the Compensation Committee is authorized to reduce or eliminate an award in the exercise of its negative discretion even if a performance goal is met.

Equity Compensation, page 10

6. We note from the summary compensation table on page 13 that the value of Mr. Fisher’s equity compensation for 2007 is significantly larger than the value of the equity compensation received by the other named executive officers. In future filings, please address the reasons for this or any similar compensation disparities, as such disparities suggest the existence and application of policies or decisions that are materially different from the policies or decisions for your other executive officers. In this regard, please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

Response:

Federated notes that John B. Fisher is not Federated’s Chief Executive Officer, but is instead its Chief Investment Officer. Federated believes that its disclosure relating to Chief Executive Officer compensation is appropriate. In future filings, Federated will address the reason for any significant variations in the compensation amounts attributable to stock or option awards.

7. In future filings, please address why the compensation committee makes bonus restricted awards at 85% of the stock’s fair market value.

Response: In future filings, Federated will include the following disclosure:

“Bonus awards made under the Annual Incentive Plan are made eighty percent in cash and twenty percent in Restricted Stock (Bonus Restricted Stock) in order to reward executive officers for the successful attainment of annual results and to further align executive officer interests with the long-term outcomes of Company shareholders. The Bonus Restricted Stock awards are made at eighty-five percent of fair market value in recognition of the risk of forfeiture and the delay in receiving awards earned under the annual incentive plan.”

Thank you for your review of our disclosure and your attention to this letter. Please call me at (412) 288-6935 if you have any comments or questions.

Very truly yours,

/s/ John D. Johnson
John D. Johnson
Sr. Corporate Counsel

cc:	T. R. Donahue

L. Hensler

D. McAuley

4